UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           REVELSTOKE INDUSTRIES, INC.
________________________________________________________________________________
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
________________________________________________________________________________
                         (Title of Class of Securities)

                                    761377100
                     _____________________________________
                                 (CUSIP Number)

                                RUSSELL J. SHIELS
                                1081 KENT STREET
      WHITE ROCK, BRITISH COLUMBIA, CANADA V4B 4T2; TELEPHONE: 604-538-8883

________________________________________________________________________________
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               SEPTEMBER 27, 2006
________________________________________________________________________________
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).

1. Names of Reporting Persons RUSSELL J. SHIELS. I.R.S. Identification Nos. of above persons (entities only).

________________________________________________________________________________

2.       Check the Appropriate Box if a Member of a Group (SEE Instructions)
(a)      [ ]
(b)      [ ]
         NOT APPLICABLE.

________________________________________________________________________________

3.       SEC Use Only:

________________________________________________________________________________

4.       Source of Funds (See Instruction): N/A (THIS SCHEDULE 13D DOES NOT
                                            RELATE TO A PURCHASE OR ACQUISITION)

________________________________________________________________________________

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]
         NOT APPLICABLE.

________________________________________________________________________________

6.       Citizenship or Place of Organization: CANADA.

________________________________________________________________________________

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.       Sole Voting Power: 900,000 SHARES.(1)

8.       Shared Voting Power: NONE

9.       Sole Dispositive Power: 900,000 SHARES.(1)

10.      Shared Dispositive Power: NONE

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 900,000 SHARES.(1)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (SEE INSTRUCTIONS): [ ]
         NOT APPLICABLE.

13.      Percent of Class Represented by Amount in Row (11): 9.7%.((1)), ((2))

14.      Type of Reporting Person (SEE Instructions): IN.

Notes:

(1) The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.
(2) Based on 9,300,000 shares of the Issuer's common stock issued and outstanding as of September 27, 2006.

This statement on Schedule 13D is being filed by Russell J. Shiels (the "Reporting Person") pursuant to Rule 13d-1(d) under the SECURITIES EXCHANGE ACT OF 1934, as amended.


ITEM 1.  SECURITY AND ISSUER.

This statement relates to the voting common stock, $0.001 par value, of Revelstoke Industries, Inc., a Nevada Corporation ("Issuer"). The Issuer maintains its principal executive offices at 1081 Kent Street, White Rock, British Columbia, Canada V4B 4T2.


ITEM 2.  IDENTITY AND BACKGROUND

A.       NAME:

         This statement is filed by Russell J. Shiels.

B.       RESIDENCE OR BUSINESS ADDRESS:

         6156 224th Street
         Langley, British Columbia, Canada V2Y 2L5


C.       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

         The Reporting Person's present principal occupation is a Businessman.

D.       CRIMINAL PROCEEDINGS:

         During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

E.       CIVIL PROCEEDINGS:

         During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.       CITIZENSHIP:

         The Reporting Person is a citizen of Canada.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person acquired 75,000 shares of the Issuer's common stock on November 18, 2005, as disclosed in a Form 3 filing dated December 6, 2005. On May 1, 2006, the Issuer effected a forward stock split of forty-two (42) for one of its total issued and outstanding shares, resulting in 3,150,000 shares of the Issuer's common stock held of record by the Reporting Person. On September 27, 2006, at the Issuer's request, the Reporting Person consented to the cancellation and return to treasury of the Issuer of 2,250,000 shares in accordance with the terms and provisions of that certain Cancellation dated September 27, 2006 from the Reporting Person addressed to the Issuer and the Issuer's transfer agent (the "Cancellation"). This resulted in a current shareholding of record by the Reporting Person of 900,000 shares of the Issuer's common stock.


ITEM 4.  PURPOSE OF TRANSACTION

The Reporting Person acquired the Issuer's shares as described in Item 3 for investment purposes.

Subject to all relevant securities law restrictions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, Reporting Person has no current plans or proposals that relate to or would result in:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f)      any  other  material  change  in  the  Issuer's   business  or
                  corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         (g)      changes  in  the  Issuer's  charter,   bylaws  or  instruments
                  corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

         (a) As of September 27, 2006, the Reporting Person was the beneficial owner of 900,000 shares (or approximately 9.7%) of the Issuer's common stock.

         (b) As of September 27, 2006, the Reporting Person had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, 900,000 (or approximately 9.7%) of the Issuer's issued and outstanding common stock.

         (c) As of September 27, 2006, and within the sixty day period prior thereto, no transactions involving the Issuer's equity securities had been engaged in by the Reporting Person other than as disclosed herein.

         (d) As of September 27, 2006, to the best knowledge and belief of the undersigned, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's equity securities.

         (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and (ii) the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Cancellation dated September 27, 2006 from Russell J. Shiels to Revelstoke Industries, Inc. and Transfer Online, Inc.

                                   SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: October 9, 2006.                              /s/ RUSSELL J. SHIELS
                                                     ______________________
                                                         Russell J. Shiels

                                  CANCELLATION


To:

         REVELSTOKE INDUSTRIES, INC. (the "COMPANY")
         10120 S. Eastern Avenue, Suite 200
         Henderson, Nevada, U.S.A., 89052

And to:

         TRANSFER ONLINE, INC. (the "COMPANY'S TRANSFER AGENT")
         317 SW Alder Street, 2nd Floor
         Portland, Oregon, U.S.A., 97204


         I, RUSSELL J. SHIELS, of 6156 224th Street, Langley, British Columbia, Canada, V2Y 2L5, the current, legal, registered and beneficial owner of an aggregate of 3,150,000 restricted common shares (collectively, the "SHARES") of the Company, and represented as to form by common share certificate(s) of the Company numbered "________1054________" registered in my name (each being a "CERTIFICATE"), HEREBY CONSENT TO THE IMMEDIATE CANCELLATION AND RETURN TO TREASURY OF THE COMPANY OF AN AGGREGATE OF 2,250,000 THE REFERENCED SHARES evidenced by the subject Certificate(s) (the "Cancellation").


         My within agreement for the Cancellation is irrevocable and may be relied upon by the Company and the Company's Transfer Agent without recourse. I hereby enclose and return to the Company and to the Company's Transfer Agent the original Share Certificate(s) in order to complete the Cancellation and return the resulting and uncancelled Shares to the Company's further direction and for corresponding delivery to my attention.


         Dated at Surrey, B.C., effective on this 27th day of September, 2006.



            /s/ RUSSELL J. SHIELS                        RUSSELL J. SHIELS
         _________________________________            _________________________
                     (Signature)                        (Please print name)